EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

For the years ended December 31,	2005	2004	2003	2002	2001
Income from continuing operations	$5,272	$2,606	$1,601	$1,181	$1,182
Add:
Minority interest (a)	73	75	62	77	143
Adjusted income from equity investments (b)	(50)	(6)	69	308	89
	5,295	2,675	1,732	1,566	1,414
Add:
Provision (credit) for taxes on income (other than
foreign oil and gas taxes)	711	982	682	(41)	172
Interest and debt expense (c)	300	266	335	309	411
Portion of lease rentals representative of the interest factor	47	40	8	6	7
	1,058	1,288	1,025	274	590
Earnings before fixed charges	$6,353	$3,963	$2,757	$1,840	$2,004
Fixed charges:
Interest and debt expense including capitalized interest (c)	$326	$281	$341	$321	$417
Portion of lease rentals representative of the interest factor	47	40	8	6	7
Total fixed charges	$373	$321	$349	$327	$424
Ratio of earnings to fixed charges	17.03	12.35	7.90	5.63	4.73
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)	Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.